Securities and Exchange Commission

Washington, D.C. 20549
FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT


     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Elk Associates Funding Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):

747 Third Avenue, 4th Floor, New York, NY 10017


Telephone Number (including area code):

1-800-214-1047      (212) 355-2449

Name and address of agent for service of process:

Gary C. Granoff, President, Elk Associates Funding Corporation,
747 Third Avenue, 4th Floor, New York, NY 10017

     Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

                    0-22153

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

     The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

     811-3786


     The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

     The undersigned company certifies that it is a closed-end company organized under the laws of New York and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the ____ day of September, 1998.


[SEAL]


                                  Signature /s/ GARY G. GRANOFF
                                            ------------------------

                                  ELK ASSOCIATES FUNDING CORPORATION
                                          (Name of Company)

                                  By: Gary C. Granoff
                                  (Name of director, officer or general partner signing on behalf of the company)

                                               President
                                                (Title)



Attest: /s/ MARGARET CHANCE
        ---------------------------
        Margaret Chance, Secretary